June 22, 2014

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Re:                             Catabasis Pharmaceuticals, Inc.

Registration Statement on Form S-1 (File No. 333-204144)

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between June 11, 2015 and the date hereof, approximately 300 copies of the Preliminary Prospectus, dated June 11, 2015, were distributed to prospective underwriters, institutional investors and prospective dealers.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As representatives of the several underwriters of Catabasis Pharmaceuticals, Inc.’s proposed initial public offering, we hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Daylight Time, on Wednesday, June 24, 2015, or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

Citigroup Global Markets Inc.
Cowen and Company, LLC

As Representatives of the

Several Underwriters

By:	Citigroup Global Markets Inc.

By:	/s/ Brian Gleason
	Name:	Brian Gleason
	Title:	Director

By:	Cowen and Company, LLC

By:	/s/ Jason Fenton
	Name:	Jason Fenton
	Title:	Managing Director

[Signature Page to Catabasis Pharmaceuticals, Inc. Acceleration Request]